Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the three-month periods ended March 31, 2024 and 2025. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20‑F for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 19, 2025 (the “2024 Annual Report”). Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2024 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and, on December 3, 2007, we commenced operations when we took delivery of our first vessel. We maintain offices in Athens, New York, Connecticut (Stamford) and Singapore. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK.”

Eagle Merger

On April 9, 2024, we completed the merger with Eagle Bulk Shipping Inc. (“Eagle”) in an all-stock transaction (the “Eagle Merger”), which resulted in the issuance of 28,082,319 shares of our common stock. In addition, at the time of the Eagle Merger’s completion, 1,341,584 shares of our common stock were issued in exchange for the 511,840 loaned shares of Eagle common stock (the “Eagle loaned shares”) outstanding in connection with Eagle’s 5.00% Convertible Senior Notes due 2024 (the “Convertible Notes”). Upon the maturity date of the Convertible Notes on August 1, 2024, the issued 1,341,584 shares of our common stock were cancelled upon return and 5,971,284 shares of our common stock were issued for settlement of such Convertible Notes.

Our Fleet

On March 7, 2025, the previously announced sold vessel Star Omicron was delivered to its new owners. The previously announced sold vessels Strange Attractor and Bittern were delivered to their new owners on April 24, 2025 and May 6, 2025, respectively.

In addition, in April 2025 and in May 2025, we agreed to sell the vessels Puffin Bulker, Star Canary, Oriole, Star Georgia and Star Petrel. Puffin Bulker was delivered to its new owners on May 20, 2025. Star Canary and Oriole are expected to be delivered to their new owners within the second quarter of 2025 while the remaining two are expected to be delivered in July 2025.

Overall, in connection with the sales that were completed or will be completed during the second and third quarters of 2025, we expect to collect total proceeds of $80.9 million and to make debt prepayments in connection with these sales of approximately $22.2 million.

On a fully delivered basis, taking into account the delivery of i) the vessels agreed to be sold (as further discussed above) and ii) our vessels under construction, as of May 27, 2025, we own a fleet of 148 vessels with an aggregate carrying capacity of approximately 14.5 million dwt, 97% of which are fitted with Exhaust Gas Cleaning Systems (“scrubbers”) consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels.

The following tables present summary information relating to our fleet as of May 27, 2025:

Operating Fleet:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
25	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
26	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
27	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
32	ABY Fourteen LLC	Star Scarlett	175,649	August 3, 2018	2014
33	ABM One LLC	Star Eva	106,659	August 3, 2018	2012
34	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
35	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
36	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
37	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
38	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
39	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
40	Augustea Bulk Carrier LLC	Star Despoina	91,951	August 3, 2018	2010

Operating Fleet - Continued:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
41	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
42	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
43	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
44	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
45	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
46	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
47	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
48	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
49	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
50	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
51	ABY Seven LLC	Star Jeannette	82,566	August 3, 2018	2014
52	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
53	Star Trident XI LLC	Star Georgia (2)	82,298	October 14, 2014	2006
54	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
55	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
56	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
57	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
58	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
59	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
60	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
61	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
62	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
63	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
64	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
65	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
66	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
67	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
68	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
69	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
70	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
71	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
72	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
73	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
74	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
75	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
76	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
77	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
78	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
79	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
80	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004

Operating Fleet - Continued:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
81	Cape Town Eagle LLC	Cape Town Eagle	63,707	April 9, 2024	2015
82	Vancouver Eagle LLC	Star Vancouver	63,670	April 9, 2024	2020
83	Oslo Eagle LLC	Star Oslo	63,655	April 9, 2024	2015
84	Rotterdam Eagle LLC	Star Rotterdam	63,629	April 9, 2024	2017
85	Halifax Eagle LLC	Halifax Eagle	63,618	April 9, 2024	2020
86	Helsinki Eagle LLC	Star Helsinki	63,605	April 9, 2024	2015
87	Gibraltar Eagle LLC	Star Gibraltar	63,576	April 9, 2024	2015
88	Valencia Eagle LLC	Valencia Eagle	63,556	April 9, 2024	2015
89	Dublin Eagle LLC	Dublin Eagle	63,550	April 9, 2024	2015
90	Santos Eagle LLC	Santos Eagle	63,536	April 9, 2024	2015
91	Antwerp Eagle LLC	Star Antwerp	63,530	April 9, 2024	2015
92	Sydney Eagle LLC	Star Sydney	63,523	April 9, 2024	2015
93	Copenhagen Eagle LLC	Star Copenhagen	63,495	April 9, 2024	2015
94	Hong Kong Eagle LLC	Hong Kong Eagle	63,472	April 9, 2024	2016
95	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
96	Shanghai Eagle LLC	Shanghai Eagle	63,438	April 9, 2024	2016
97	Primavera Shipping LLC	Roberta	63,426	March 31, 2015	2015
98	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
99	Singapore Eagle LLC	Star Singapore	63,386	April 9, 2024	2017
100	Westport Eagle LLC	Star Westport	63,344	April 9, 2024	2015
101	Hamburg Eagle LLC	Star Hamburg	63,334	April 9, 2024	2014
102	Fairfield Eagle LLC	Star Fairfield	63,301	April 9, 2024	2013
103	Greenwich Eagle LLC	Star Greenwich	63,301	April 9, 2024	2013
104	Groton Eagle LLC	Groton Eagle	63,301	April 9, 2024	2013
105	Madison Eagle LLC	Madison Eagle	63,301	April 9, 2024	2013
106	Mystic Eagle LLC	Star Mystic	63,301	April 9, 2024	2013
107	Rowayton Eagle LLC	Star Rowayton	63,301	April 9, 2024	2013
108	Southport Eagle LLC	Star Southport	63,301	April 9, 2024	2013
109	Stonington Eagle LLC	Star Stonington	63,301	April 9, 2024	2012
110	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
111	Stockholm Eagle LLC	Star Stockholm	63,275	April 9, 2024	2016
112	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
113	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
114	New London Eagle LLC	Star New London	63,140	April 9, 2024	2015
115	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
116	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
117	Stamford Eagle LLC	Stamford Eagle	61,530	April 9, 2024	2016
118	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
119	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
120	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013

Operating Fleet - Continued:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
121	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
122	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
123	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
124	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
125	Tokyo Eagle LLC	Star Tokyo	61,225	April 9, 2024	2015
126	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
127	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
128	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
129	Nighthawk Shipping LLC	Star Nighthawk	57,809	April 9, 2024	2011
130	Oriole Shipping LLC	Oriole (2)	57,809	April 9, 2024	2011
131	Owl Shipping LLC	Owl	57,809	April 9, 2024	2011
132	Petrel Shipping LLC	Star Petrel (2)	57,809	April 9, 2024	2011
133	Roadrunner Shipping LLC	Star Runner	57,809	April 9, 2024	2011
134	Sandpiper Shipping LLC	Star Sandpiper	57,809	April 9, 2024	2011
135	Crane Shipping LLC	Crane	57,809	April 9, 2024	2010
136	Egret Shipping LLC	Egret Bulker	57,809	April 9, 2024	2010
137	Gannet Shipping LLC	Gannet Bulker	57,809	April 9, 2024	2010
138	Grebe Shipping LLC	Grebe Bulker	57,809	April 9, 2024	2010
139	Ibis Shipping LLC	Ibis Bulker	57,809	April 9, 2024	2010
140	Jay Shipping LLC	Jay	57,809	April 9, 2024	2010
141	Kingfisher Shipping LLC	Kingfisher	57,809	April 9, 2024	2010
142	Martin Shipping LLC	Martin	57,809	April 9, 2024	2010
143	Canary Shipping LLC	Star Canary (2)	57,809	April 9, 2024	2009
144	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
145	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
146	Golden Eagle Shipping LLC	Star Goal	55,989	April 9, 2024	2010
147	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
		Total dwt	14,388,340

(1)	Subject to a sale and leaseback financing transaction as further described in Note 7 to our consolidated financial statements included in the 2024 Annual Report.

(2)	Vessels agreed to be sold, delivery dates to their new owners are described in the section “Our Fleet” above.

Vessels Under Construction:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Shipyard	Delivery Date
1	Star Thundera LLC	Hull No 15	82,000	Qingdao Shipyard Co. Ltd.	January 2026
2	Star Caldera LLC	Hull No 16	82,000	Qingdao Shipyard Co. Ltd.	January 2026
3	Star Affinity LLC	Hull No 23	82,000	Qingdao Shipyard Co. Ltd.	July 2026
4	Star Terra LLC	Hull No 17	82,000	Qingdao Shipyard Co. Ltd.	July 2026
5	Star Nova LLC	Hull No 18	82,000	Qingdao Shipyard Co. Ltd.	September 2026
		Total dwt	410,000

Long-Term Time Charter-In Vessels:

In addition, we have entered into the following long-term charter-in arrangements:

#	Name	DWT	Built	Shipyard	Country	Delivery Date	Minimum Period
1	Star Shibumi (1)	180,000	2021	JMU	Japan	November 30, 2021	November 2028
2	Star Voyager (1)	82,000	2024	Tsuneishi, Zhousan	China	January 11, 2024	January 2031
3	Stargazer (1)	66,000	2024	Tsuneishi, Cebu	Philippines	January 16, 2024	January 2031
4	Star Explorer (1)	82,000	2024	JMU	Japan	March 8, 2024	March 2031
5	Star Earendel (1)	82,000	2024	JMU	Japan	June 28, 2024	June 2031
6	Star Illusion (1)	82,000	2024	Tsuneishi, Zhousan	China	October 11, 2024	October 2031
7	Star Thetis (1)	66,000	2024	Tsuneishi, Cebu	Philippines	November 12, 2024	November 2031
8	Tai Stride (2)	64,600	2022	Oshima	Japan	April 9, 2024	March 2026
9	Tai Stamina (2)	64,500	2021	Oshima	Japan	April 9, 2024	July 2025
	Total dwt	769,100

(1)	Recognized as right-of-use assets and corresponding lease liabilities as further described in Note 6 to our consolidated financial statements included in the 2024 Annual Report.
(2)
Time charter-in agreements acquired as part of the Eagle Merger with a remaining duration of less than twelve months as of April 9, 2024. The Company subsequently exercised extension options on the respective agreements; however, these agreements do not meet the criteria under ASC 842 to be recognized as right-of-use assets.

Liquidity and Capital Resources

Our principal sources of funds have been cash flow from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness and make dividend payments when approved by the Board of Directors.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions, if any, our newbuilding program and vessel upgrades, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from new debt and refinancings as well as equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing, paying cash dividends when declared and funding share repurchases, when our share price is trading at a significant discount to the estimated net liquidation value of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or lease financings, equity issuances and vessel sales. Please also refer to Note 12 to our unaudited interim condensed consolidated financial statements, included herein, for further discussion on our contractual commitments as of March 31, 2025.

As of May 13, 2025, we had total cash of $436.7 million and outstanding borrowings, including lease financing agreements, of $1,205.7 million. In addition, following a number of interest rates swaps that we have entered into, we have converted a total of $33.8 million of such debt from floating benchmark rate to an average fixed rate of 56 bps with an average maturity of 1.0 year.

Our debt agreements contain financial covenants and undertakings requiring us to maintain various ratios. A summary of these terms is included in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

We believe that our current cash balance along with the net proceeds from the sale of vessels, described under section “Our Fleet” above, and our operating cash flows to be generated over the short-term period will be sufficient to meet our known short-term and long-term liquidity requirements. These requirements include funding the operations of our fleet, capital expenditure requirements, including our commitments for the installation of Energy Saving Devices (“ESD”), telemetry equipment and other upgrades on our vessels, as well as the remaining contractual commitments for the five vessels under construction. Furthermore, in April 2025, we entered into an agreement with E.SUN commercial Bank Ltd. for a loan facility for up to $130.0 million for the post-delivery financing of our vessels under construction. In addition, in February 2025, we received credit committee approval from ABN AMRO Bank N.V. for a revolving credit facility of $50.0 million, with an initial term of one year and an option to extend for an additional year. We are also in advanced negotiations with National Bank of Greece, for another revolving credit facility of up to $70.0 million with a three-year tenor.

We may seek additional indebtedness to finance future vessel acquisitions and our newbuilding program in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the cash portion of the acquisition or construction cost of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. We may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition and construction of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions and newbuilding contracts will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, prevailing interest rates, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. Our liquidity is also impacted by our dividend policy, as discussed below.

Dividend Policy

Our dividend policy is described in Item 8. Financial Information-A. Consolidated statements and other financial information—Dividend Policy of our 2024 Annual Report.

On May 14, 2025, our Board of Directors decided to amend our previously approved Dividend Policy. Under the new Dividend Policy, Star Bulk will pay a minimum quarterly dividend of $0.05 per share going forward. The policy otherwise remains unchanged. On the same date, our Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about June 20, 2025 to all shareholders of record as of June 6, 2025.

Since Star Bulk is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, Star Bulk’s ability to pay dividends in the future will depend on its subsidiaries’ ability to distribute funds to it. Any future dividends declared will be at the discretion and remain subject to approval of our Board of Directors each quarter after its review of our financial condition and other factors, including but not limited to our earnings, the prevailing charter market conditions, capital requirements, limitations under our debt agreements and applicable provisions of Marshall Islands law, which generally prohibits the payment of dividends other than from operating surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. Star Bulk’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to available funds and our Board of Directors’ determination that each declaration and payment is at the time in the best interests of Star Bulk and its shareholders after its review of our financial performance. There can be no assurance that our Board of Directors will continue to declare or pay any dividend in the future.

Other Recent Developments

Please refer to Note 16 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after March 31, 2025.

Operating Results

Factors Affecting Our Results of Operations

We deploy our vessels on a mix of short to medium time charters or voyage charters, contracts of affreightment or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. The following table reflects certain operating data of our fleet, including our ownership days and TCE rates, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:
	Three-month period ended March 31,
(TCE rates expressed in U.S. Dollars)	2024	2025
Average number of vessels (1)	113.3	150.7
Number of vessels (2)	111	150
Average age of operational fleet (in years) (3)	11.9	12.3
Ownership days (4)	10,314	13,566
Available days (5)	9,969	12,805
Charter-in days (6)	271	1,072
Time Charter Equivalent Rate (TCE rate) (7)	$19,627	$12,439

(1)
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	As of the last day of each period reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5)
Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.

(6)	Charter-in days are the total days that we charter-in third party vessels.
(7)
Time charter equivalent rate (the “TCE rate”) represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of: voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. TCE Revenues and TCE rate, as presented below, may not necessarily be comparable to those of other companies due to differences in methods of calculation.

The following table reflects the calculation of our TCE rates as discussed in footnote (7) above. The table presents reconciliation of TCE Revenues to voyage revenues as reflected in the unaudited interim condensed consolidated income statements.

	Three-month period ended March 31,
	2024	2025
(In thousands of U.S. Dollars, except as otherwise stated)
Voyage revenues	$259,390	$230,650
Less:
Voyage expenses	(57,094)	(56,318)
Charter-in hire expenses	(3,926)	(15,900)
Realized gain/(loss) on FFAs/bunker swaps	(2,706)	846
Time charter equivalent revenues (“TCE Revenues”)	$195,664	$159,278
Available days	9,969	12,805
Daily time charter equivalent rate (“TCE rate”)	$19,627	$12,439

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter-in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Bunker expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners.

Charter-in Hire Expenses

Charter-in hire expenses represent hire expenses for chartering-in third and related party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, maintenance expenses, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel and its condition, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value. We estimate the salvage value of each vessel to be $400 per light weight ton.

Management Fees

Management fees include fees paid to third parties as well as related parties providing certain procurement services to our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors’ and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

(Gain)/Loss on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including FFAs and freight options with an objective to utilize those instruments as economic hedges to reduce the risk on specific vessels trading in the spot market and to take advantage of short-term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum. The settlement amount is an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled mainly through reputable exchanges such as European Energy Exchange (“EEX”) or Singapore Exchange (“SGX”) so as to limit our exposure in over-the-counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. The fair value of the FFAs or freight options is treated as an asset or liability until they are settled with the change in their fair value being reflected in earnings. Any such settlements by us or settlements to us under FFAs or freight options, if any, are recorded under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Also, when deemed appropriate from a risk management perspective, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled mainly through reputable exchanges such as Intercontinental Exchange (“ICE”) so as to limit our counterparty exposure in over-the-counter transactions. Bunker price differentials paid or received under the swap agreements as well as changes in their fair value are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as EEX, SGX or ICE). Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Other operational gain

Other operational gain includes gain from all other operating activities which are not related to the principal activities of the Company, such as gain from insurance claims.

(Gain)/Loss on sale of vessels

(Gain)/Loss on sale of vessels represents net (gains)/losses from the sale of our vessels concluded during the period.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions). We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Results of Operations

The three-month period ended March 31, 2025 compared to the three-month period ended March 31, 2024

Voyage revenues net of Voyage expenses: Voyage revenues for the three months ended March 31, 2025 decreased to $230.7 million from $259.4 million in the corresponding period in 2024. Time charter equivalent revenues (“TCE Revenues”) (as defined above) decreased to $159.3 million compared to $195.7 million for the corresponding period in 2024. The decrease in both Voyage revenues and TCE Revenues, despite the increase in the average number of vessels in our fleet to 150.7 from 113.3 during the relevant periods, is attributable to the significant decrease in charter rates. As a result, the TCE rate for the first three months of 2025 decreased to $12,439 compared to $19,627 for the corresponding period in 2024 which is indicative of the weaker market conditions prevailing during the recent quarter. Please refer to the table above for the calculation of the TCE Revenues and TCE rate and their reconciliation with Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Charter-in hire expenses: Charter-in hire expenses for the three months ended March 31, 2025 and 2024 were $15.9 million and $3.9 million, respectively. The increase is mainly attributable to the increase in charter-in days to 1,072 in the first quarter of 2025 from 271 in the corresponding period in 2024, following the delivery of all six newbuilding vessels under long-term charter-in agreements during 2024 and the two long-term charter-in agreements acquired as part of the Eagle Merger.

Vessel operating expenses: For the three months ended March 31, 2025 and 2024, vessel operating expenses were $67.9 million and $51.2 million, respectively. The increase in our operating expenses was primarily due to the increase in the average number of vessels in our fleet to 150.7 from 113.3, as a result of the Eagle Merger.

Dry docking expenses: Dry docking expenses for the three months ended March 31, 2025 and 2024 were $24.7 million and $10.0 million, respectively. During the first quarter of 2025, 14 vessels completed their periodic dry docking surveys, while during the corresponding period in 2024, five vessels completed their periodic dry docking surveys. In addition, six vessels commenced their dry docking surveys in the first quarter of 2025 compared to one vessel which commenced its dry docking survey during the corresponding period in 2024, resulting in an overall increase in dry docking expenses.

Depreciation: Depreciation expense increased to $43.0 million for the three -month period ended March 31, 2025 compared to $32.0 million for the corresponding period in 2024. The increase is primarily driven by the increase in the average number of vessels in our fleet to 150.7 from 113.3.

General and administrative expenses and Management fees: General and administrative expenses for the three-month period ended March 31, 2025 were $15.3 million compared to $10.7 million in the corresponding period in 2024. Vessel management fees in the first quarter of 2025 increased to $5.6 million compared to $4.4 million for the corresponding period in 2024. The increase in both general and administrative expenses and management fees is mainly attributable to the increase in the average number of vessels in our fleet, as described above.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the three-month period ended March 31, 2025, we incurred a gain on FFAs and bunker swaps of $2.9 million, consisting of an unrealized gain of $2.1 million and a realized gain of $0.8 million. For the three-month period ended March 31, 2024, we incurred a loss on FFAs and bunker swaps of $5.9 million, consisting of an unrealized loss of $3.2 million and a realized loss of $2.7 million.

Other operational gain: Other operational gain for the three-month period ended March 31, 2025, amounted to $12.0 million, mainly consisting of $2.3 million insurance proceeds pursuant to war risk insurance policy in connection with the prolonged detainment of one of our vessels in Ukraine in 2022 and $9.3 million related to the write-off of previously recorded accruals and liabilities that are no longer expected to require settlement. Other operational gain for the three-month period ended March 31, 2024 amounted to $1.6 million and primarily derived from various insurance claims.

(Gain)/Loss on sale of vessels: Our results for the three-month period ended March 31, 2025, include an aggregate net loss of $0.7 million which resulted from the completion of the sale of the vessel Star Omicron, as discussed under section “Our Fleet” above. For the three-month period ended March 31, 2024, a net gain of $8.8 million resulted from the completion of the sale of certain vessels.

Interest income and other income/(loss): Interest income and other income/(loss) for the three month periods ended March 31, 2025 and 2024 amounted to $4.7 million and $2.5 million, respectively. The increase is primarily attributable to a realized foreign exchange gain of $0.9 million resulting from the weakening of the Euro/USD exchange rate during the first quarter of 2025, compared to a foreign exchange loss of $0.7 million in the corresponding period of 2024 and to the higher interest earned in the first quarter of 2025, due to higher cash balances maintained, compared to the corresponding period in 2024.

Cash Flows

Net cash provided by operating activities for the three months ended March 31, 2025 and 2024 was $48.5 million and $114.3 million, respectively. This decrease was primarily driven by increased expenses due to the increase in the average number of vessels in our fleet from 113.3 to 150.7 and by lower voyage revenues earned as a result of lower charter rates due to the weaker market conditions prevailing during the recent period compared to the corresponding period in 2024.

Net cash provided by investing activities for the three months ended March 31, 2025, and 2024 was $9.4 million and $72.6 million, respectively. The decrease was primarily due to lower vessel sale proceeds of $8.4 million in the first quarter of 2025, compared to $94.0 million in the same period of 2024. The decrease was partially offset by i) lower cash payments for advances on vessels under construction and upgrades, totaling $7.3 million in the first quarter of 2025 compared to $22.0 million in the corresponding period of 2024, and ii) higher cash inflows from hull and machinery insurance proceeds, amounting to $8.4 million in the first quarter of 2025 versus $0.6 million in the corresponding period of 2024.

Net cash used in financing activities for the three months ended March 31, 2025, and 2024 was $62.0 million and $180.0 million, respectively. This decrease was primarily due to proceeds from bank loans of $228.0 million during the three months ended March 31, 2025, while there were no new debt drawdowns in the corresponding period of 2024. Additionally, dividend payments were reduced to $10.4 million in the first quarter of 2025 compared to $38.0 million during the same period in 2024. The decrease was partially offset by higher debt repayments of $259.4 million in the first quarter of 2025, compared to $141.9 million in 2024, as well as $19.6 million paid for the repurchase of common shares during the three months ended March 31, 2025 compared to no repurchases during the corresponding period in 2024.

Significant Accounting Policies and Critical Accounting Estimates

For a description of all our significant accounting policies and our critical accounting estimates, see Note 2 to our audited financial statements and “Item 5. Operating and Financial Review and Prospects,” included in our 2024 Annual Report. There have been no material changes from the “Critical Accounting Estimates” previously disclosed in our 2024 Annual Report.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheets as of December 31, 2024 and March 31, 2025	F-2
Unaudited Interim Condensed Consolidated Income Statements for the three-month periods ended March 31, 2024 and 2025	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the three-month periods ended March 31, 2024 and 2025	F-4
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the three-month periods ended March 31, 2024 and 2025	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2024 and 2025	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Unaudited Consolidated Balance Sheets
As of December 31, 2024 and March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	December 31, 2024	March 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$425,066	$420,825
Restricted cash, current (Notes 8 and 13)	11,218	11,412
Trade accounts receivable, net	79,303	80,803
Inventories (Note 4)	78,589	69,437
Due from managers	45	2
Due from related parties (Note 3)	37	38
Prepaid expenses and other receivables	18,873	18,035
Derivatives, current asset portion (Note 13)	2,177	3,342
Accrued income	67	-
Other current assets	43,598	36,500
Total Current Assets	658,973	640,394

FIXED ASSETS
Advances for vessels under construction (Note 5)	27,526	28,491
Vessels and other fixed assets, net (Note 5)	3,208,357	3,162,767
Total Fixed Assets	3,235,883	3,191,258

OTHER NON-CURRENT ASSETS
Long-term investment (Note 3)	1,733	1,702
Restricted cash, non-current (Note 8)	4,596	4,606
Operating leases, right-of-use assets (Note 6)	184,509	178,011
Derivatives, non-current asset portion (Note 13)	330	88
Other non-current assets	354	389
TOTAL ASSETS	$4,086,378	$4,016,448

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans (Note 8)	$221,147	$212,269
Lease financing short term (Note 7)	2,731	2,731
Accounts payable	51,591	48,645
Due to managers	10,938	17,933
Due to related parties (Note 3)	3,274	3,162
Accrued liabilities	62,607	52,358
Operating lease liabilities, current (Note 6)	28,227	28,660
Derivatives, current liability portion (Note 13)	-	153
Deferred revenue	17,297	20,316
Other current liabilities	2,000	2,000
Total Current Liabilities	399,812	388,227

NON-CURRENT LIABILITIES
Long-term bank loans, net of current portion and unamortized loan issuance costs of $7,606 and $7,305, as of December 31, 2024 and March 31, 2025, respectively (Note 8)	1,035,135	1,013,575
Lease financing long term, net of unamortized lease issuance costs of $51 and $41, as of December 31, 2024 and March 31, 2025, respectively (Note 7)	12,524	11,851
Operating lease liabilities, non-current (Note 6)	156,282	149,351
Other non-current liabilities	850	788
TOTAL LIABILITIES	1,604,603	1,563,792

COMMITMENTS & CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2024 and March 31, 2025, respectively (Note 9)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 117,630,112 shares issued and outstanding as of December 31, 2024; 116,781,423 shares issued and outstanding as of March 31, 2025 (Note 9)	1,142	1,133
Additional paid in capital	3,083,906	3,065,981
Accumulated other comprehensive income/(loss)	2,299	1,064
Accumulated deficit	(605,572)	(615,522)
Total Shareholders' Equity	2,481,775	2,452,656
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,086,378	$4,016,448

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Income Statements
For the three-month periods ended March 31, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2024	2025

Revenues:
Voyage revenues (Note 15)	$259,390	$230,650

Expenses/(Income)
Voyage expenses (Note 3)	57,094	56,318
Charter-in hire expenses	3,926	15,900
Vessel operating expenses	51,172	67,942
Dry docking expenses	10,021	24,677
Depreciation (Note 5)	31,990	42,954
Management fees (Note 3)	4,404	5,600
General and administrative expenses (Note 3)	10,695	15,261
Other operational loss	181	1,156
Other operational gain (Note 14)	(1,617)	(12,037)
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 13)	5,921	(2,930)
(Gain)/Loss on sale of vessels (Note 5)	(8,769)	740
Total operating expenses, net	165,018	215,581
Operating income	94,372	15,069

Other Income/(Expenses):
Interest and finance costs (Note 8)	(20,499)	(19,275)
Interest income and other income/(loss)	2,526	4,712
Gain/(Loss) on derivative financial instruments, net (Note 13)	(810)	52
Gain/(Loss) on debt extinguishment, net (Notes 8 and 13)	(813)	(65)
Total other expenses, net	(19,596)	(14,576)

Income before taxes and equity in income/(loss) of investee	$74,776	$493
Income tax (expense)/refund	106	-
Income before equity in income/(loss) of investee	74,882	493
Equity in income/(loss) of investee (Note 3)	(26)	(31)
Net income	74,856	462
Earnings per share, basic	$0.89	$0.00
Earnings per share, diluted	0.89	0.00
Weighted average number of shares outstanding, basic (Note 10)	83,835,611	117,210,036
Weighted average number of shares outstanding, diluted (Note 10)	84,177,253	117,431,435

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the three-month periods ended March 31, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Three months ended March 31,
	2024	2025
Net income	$74,856	$462
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	1,369	(684)
Unrealized gain / (loss) from hedging foreign currency forward contracts recognized in Other comprehensive income/(loss) before reclassifications	(240)	-
Less:
Reclassification adjustments of interest rate swap gain/(loss) (Note 13)	(1,183)	(551)
Other comprehensive income / (loss)	(54)	(1,235)
Total comprehensive income / (loss)	$74,802	$(773)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity
For the three-month periods ended March 31, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Common Stock		Additional	Accumulated Other Comprehensive	Accumulated	Total Shareholders'
	# of Shares	Par Value	Paid-in Capital	income/(loss)	deficit	Equity
BALANCE, January 1, 2024	84,016,892	$840	$2,287,055	$5,393	$(633,218)	$1,660,070
Net income	-	-	-	-	74,856	74,856
Other comprehensive income / (loss)	-	-	-	(54)	-	(54)
Issuance of vested and non-vested shares and amortization of stock-based compensation	370,000	4	2,157	-	-	2,161
Dividends declared ($0.45 per share)	-	-	-	-	(38,003)	(38,003)
BALANCE, March 31, 2024	84,386,892	$844	$2,289,212	$5,339	$(596,365)	$1,699,030

BALANCE, January 1, 2025	117,630,112	$1,142	$3,083,906	$2,299	$(605,572)	$2,481,775
Net income	-	-	-	-	462	462
Other comprehensive income / (loss)	-	-	-	(1,235)	-	(1,235)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 9)	432,869	4	1,615	-	-	1,619
Dividends declared ($0.09 per share) (Note 9)	-	-	-	-	(10,412)	(10,412)
Repurchase and cancellation of common shares, net (Note 9)	(1,281,558)	(13)	(19,540)	-	-	(19,553)
BALANCE, March 31, 2025	116,781,423	$1,133	$3,065,981	$1,064	$(615,522)	$2,452,656

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)
	Three months ended March 31,
	2024	2025
Cash Flows from Operating Activities:
Net income	$74,856	$462
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	31,990	42,954
Amortization of debt (loans & leases) issuance costs	779	824
Noncash lease expense	2,988	6,864
Gain/(Loss) on debt extinguishment, net	813	65
(Gain)/Loss on sale of vessels	(8,769)	740
Share-based compensation	2,161	1,619
Change in fair value of derivatives	3,215	(2,084)
Other non-cash charges	(4)	(62)
Write-off of accruals and current liabilities	-	(9,266)
Change in fair value of interest rate swaps not designated as cash flow hedges	975	-
Gain on hull and machinery claims	(470)	(173)
Equity in income/(loss) of investee	26	31
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	43	(1,500)
Inventories	5,181	9,055
Prepaid expenses and other receivables	(8,318)	(519)
Derivatives asset	849	79
Accrued income	(159)	67
Due from related parties	(2)	(1)
Due from managers	23	43
Other non-current assets	-	(35)
Increase/(Decrease) in:
Accounts payable	7,141	1,356
Operating lease liability	(2,988)	(6,864)
Due to related parties	(577)	(112)
Accrued liabilities	2,561	(5,049)
Due to managers	2,684	6,995
Deferred revenue	(2,736)	3,019
Other current liabilities	2,000	-
Net cash provided by / (used in) Operating Activities	114,262	48,508

Cash Flows from Investing Activities:
Advances for vessels acquisitions, vessels under construction, vessel upgrades and other fixed assets	(22,048)	(7,321)
Cash proceeds from vessel sales	94,021	8,351
Hull and machinery insurance proceeds	591	8,391
Net cash provided by / (used in) Investing Activities	72,564	9,421

Cash Flows from Financing Activities:
Proceeds from bank loans	-	228,000
Loan and lease prepayments and repayments	(141,895)	(259,423)
Financing and debt extinguishment fees paid	(133)	(578)
Dividends paid	(38,003)	(10,412)
Repurchase of common shares	-	(19,553)
Net cash provided by / (used in) Financing Activities	(180,031)	(61,966)

Net increase/(decrease) in cash and cash equivalents and restricted cash	6,795	(4,037)
Cash and cash equivalents and restricted cash at beginning of period	261,750	440,880

Cash and cash equivalents and restricted cash at end of period	$268,545	$436,843
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest, net of amount capitalized	$20,878	$18,023
Non-cash investing and financing activities:
Vessel upgrades	2,514	5,934
Right-of-use assets and lease obligations for charter-in contracts	84,954	364
Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$228,452	$420,825
Restricted cash, current	38,072	11,412
Restricted cash, non-current	2,021	4,606
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$268,545	$436,843
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains offices in Athens, New York, Connecticut (Stamford) and Singapore. Star Bulk’s common shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.

The unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its wholly owned subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements for the year ended December 31, 2024 and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”). The balance sheet as of December 31, 2024 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2024 Annual Report.

As of March 31, 2025, the Company owned a modern fleet of 150 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 55,569 deadweight tonnage (“dwt”) and 209,537 dwt, and a combined carrying capacity of 14.6 million dwt and an average age of 12.3 years. Also, the Company has entered into firm shipbuilding contracts for the construction of five 82,000 dwt Kamsarmax newbuilding vessels with expected deliveries between January 2026 and September 2026. In addition, through certain of its subsidiaries, the Company charters-in a number of third-party vessels on a short-term basis and as of March 31, 2025 charters in 9 vessels on a long-term basis to increase its operating capacity in order to satisfy its clients’ needs.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information – (continued):

Eagle Merger

On April 9, 2024 (the “Effective Time”), the Company completed the merger with Eagle Bulk Shipping Inc. (“Eagle”) in an all-stock transaction (the “Eagle Merger”), following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange.

At the Effective Time, each share of Eagle common stock issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 2.6211 shares of Star Bulk common stock, which resulted in the issuance of 28,082,319 shares of Star Bulk common stock. In addition, at the time of the Eagle Merger’s completion, 1,341,584 shares of Star Bulk common stock were issued in exchange for the 511,840 loaned shares of Eagle common stock (the “Eagle loaned shares”) outstanding in connection with Eagle’s 5.00% Convertible Senior Notes due 2024 (the “Convertible Notes”). Upon the maturity date of the Convertible Notes on August 1, 2024, the issued 1,341,584 shares of Star Bulk common stock were cancelled upon return and 5,971,284 shares of Star Bulk common stock were issued for settlement of such Convertible Notes.

The results of operations of Eagle have been reflected in the Company’s consolidated statement of operations since the Effective Time. As a result, no financial information of Eagle is included in the unaudited interim condensed consolidated statement of operations for the three months ended March 31, 2024.

The following unaudited supplemental pro forma consolidated financial information reflects the results of operations for the three-month period ended March 31, 2024, as if the Eagle Merger had been consummated on January 1, 2023. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the Eagle Merger actually taken place on January 1, 2023. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations:

Three-month period ended March 31,
2024
Pro forma voyage revenues	$353,305
Pro forma operating income	99,206
Pro forma net income	74,626
Pro forma income per share, basic	0.67
Pro forma income per share, diluted	$0.63

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2024 Annual Report. During the three months ended March 31, 2025, there were no significant changes to the Company’s significant accounting policies or recent accounting pronouncements issued that the Company expects to have a potential impact on its consolidated financial statements.

3.	Transactions with Related Parties:

Details of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2025 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

Transactions and balances with related parties are analyzed as follows:

Balance Sheets
	December 31, 2024	March 31, 2025
Long term investment
Interchart	$1,361	$1,316
Starocean	247	261
CCL Pool	125	125
Long term investment	$1,733	$1,702

Due from related parties
Oceanbulk Maritime S.A. and its affiliates	2	3
Starocean	35	35
Due from related parties	$37	$38

Due to related parties
Management and Directors Fees	178	94
Oceanbulk Maritime S.A. and its affiliates	-	10
Iblea Ship Management Limited and its affiliates	3,096	3,058
Due to related parties	$3,274	$3,162

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties - continued:

Income statements
	Three months ended March 31,
	2024	2025
Voyage expenses:
Voyage expenses-Interchart	$(1,035)	$(1,035)
General and administrative expenses:
Consultancy fees	$(199)	$(199)
Directors compensation	(39)	(43)
Office rent - Combine Marine Ltd. & Alma Properties	(9)	(10)
General and administrative expenses - Oceanbulk Maritime S.A. and its affiliates	(44)	-
Management fees:
Management fees- Iblea Ship Management Limited and affiliates	$(601)	$(702)
Equity in income/(loss) of investee:
Interchart	$(23)	$(45)
Starocean	(3)	14

4.	Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2024	March 31, 2025
Lubricants	$18,078	$18,433
Bunkers	60,511	51,004
Total	$78,589	$69,437

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.	Vessels and other fixed assets, net and Advances for vessels under construction:

Vessels and other fixed assets, net

The amounts in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2024	$4,250,798	$(1,042,441)	$3,208,357
- Acquisition of vessels, vessel upgrades and other vessel costs	6,263	-	6,263
- Other fixed assets	95	-	95
- Vessel sales	(35,864)	26,870	(8,994)
- Depreciation for the period	-	(42,954)	(42,954)
Balance, March 31, 2025	$4,221,292	$(1,058,525)	$3,162,767

During the first quarter of 2025, the Company decided to opportunistically sell certain vessels and renew its fleet and agreed to sell the vessels Bittern (which was actively marketed as of December 31, 2024), Star Omicron and Strange Attractor. The vessel Star Omicron was delivered to its new owners on March 7, 2025. The vessels Strange Attractor and Bittern were delivered to their new owners on April 24, 2025 and May 6, 2025, respectively (Note 16c). Given their employment as of March 31, 2025, none of the above-mentioned vessels met the criteria to be classified as held for sale as of March 31, 2025.

The amount included under “Gain/(Loss) on sale of vessels” in the unaudited interim condensed consolidated income statement for the three-month period ended March 31, 2025 primarily relates to the loss on sale upon the delivery of vessel Star Omicron to its new owners.

As of March 31, 2025, 134 of the Company’s vessels, having a net carrying value of $2,897,001, serve as collateral under certain of the Company’s loan facilities and were subject to first-priority mortgages (Note 8). Title of ownership is held by the relevant lenders for another 2 vessels with a carrying value of $39,182 to secure the relevant sale and lease back financing transactions (Note 7).

The amounts reported under “Acquisition of vessels, vessel upgrades and other vessel costs” in the table above which were incurred during the three-month period ended March 31, 2025, mainly include costs related to the Company’s continued technical upgrades to its fleet, such as the installation of ballast water management systems (“BWTS”) and Energy Saving Devices (“ESD”).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.	Vessels and other fixed assets, net and Advances for vessels under construction - continued:

Advances for vessels under construction:

During 2023, the Company entered into five firm shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of five 82,000 dwt Kamsarmax newbuilding vessels. Delivery of these vessels is scheduled progressively from January 2026 through September 2026.

The amounts shown in the consolidated balance sheets are analyzed as follows:

Amount
Balance, December 31, 2024	$27,526
- Capitalized expenses	599
- Capitalized interest and finance costs	366
Balance, March 31, 2025	$28,491

As of March 31, 2025, the total aggregate remaining contracted price, including scrubber installation costs, for the five vessels under construction was $156,000, payable in periodic installments up to their deliveries, of which $79,200 is payable during the next twelve months ending March 31, 2026, and the remaining $76,800 is payable until their expected delivery from the shipyard in September 2026.

6.	Operating leases:

a) Time charter-in vessel agreements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2024 and March 31, 2025 in connection with the time charter-in vessel arrangements with an initial term exceeding 12 months (Note 1), amounted to $181,618 and $175,020, respectively, and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities current and non-current” in the consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, at each lease commencement, is approximately 5.3%. The payments required to be made after March 31, 2025, for these outstanding operating lease liabilities, are as follows:

Twelve month periods ending	Amount
March 31, 2026	$36,446
March 31, 2027	34,986
March 31, 2028	36,008
March 31, 2029	33,583
March 31, 2030	29,376
March 31, 2031 and thereafter	34,811
Total undiscounted lease payments	$205,210
Discount based on incremental borrowing rate	(30,190)
Present value of lease liability	$175,020
Operating lease liabilities, current	27,644
Operating lease liabilities, non-current	147,376

The weighted average remaining lease term of these charter-in vessel arrangements as of March 31, 2025 is 5.9 years. The charter-in expenses for the long-term charter-in arrangements for the three-month periods ended March 31, 2024 and 2025, were $3,926 and $9,218, respectively, and are included under “Charter-in hire expenses” in the unaudited interim condensed consolidated income statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.	Operating leases - continued:

b) Office rental arrangements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2024 and March 31, 2025 in connection with the office rental arrangements, amounted to $2,891 and $2,991, respectively, and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities current and non-current” in the consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of assets, at each lease commencement, is approximately 5.3%. The office rental payments required to be made after March 31, 2025, for these outstanding operating lease liabilities, are as follows:

Twelve month periods ending	Amount
March 31, 2026	$1,108
March 31, 2027	1,049
March 31, 2028	613
March 31, 2029	470
March 31, 2030	42
March 31, 2031 and thereafter	-
Total undiscounted lease payments	$3,282
Discount based on incremental borrowing rate	(291)
Present value of lease liability	$2,991
Operating lease liabilities, current	1,016
Operating lease liabilities, non-current	1,975

The weighted average remaining lease term of these office rental arrangements as of March 31, 2025 is 3.26 years. The lease expenses for these office rental arrangements for the three-month periods ended March 31, 2024 and 2025 were $60 and $416, respectively, and are included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.	Lease financings:

Details of the Company’s lease financings are discussed in Note 7 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

The Company’s lease financings bear interest at SOFR plus a margin. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the unaudited interim condensed consolidated income statements (Note 8).

The principal payments required to be made after March 31, 2025, for the outstanding finance lease obligations recognized on the balance sheet, as of that date, are as follows:

Twelve month periods ending	Amount
March 31, 2026	$2,731
March 31, 2027	2,731
March 31, 2028	2,731
March 31, 2029	4,725
March 31, 2030	1,364
March 31, 2031 and thereafter	341
Total bareboat lease minimum payments	$14,623
Unamortized lease issuance costs	(41)
Total bareboat lease minimum payments, net	$14,582
Lease financing short term	2,731
Lease financing long term, net of unamortized lease issuance costs	11,851

8.	Long-term bank loans:

Details of the Company’s credit facilities are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report and supplemented by the new loan activities, described below.

i) ING $185,000 Facility:

On January 22, 2025, the Company entered into a loan agreement with ING Bank N.V., London Branch (“ING”), for a loan amount of up to $185,000 (the “ING $185,000 Facility”) which was drawn on January 24, 2025 and part of the funds was used to refinance the outstanding amount of the then existing ING Facility, as discussed below, while the excess funds were used for general corporate purposes. The ING $185,000 Facility is repayable in 20 equal consecutive quarterly installments of $8,810 and a balloon payment of $8,810, due in January 2030, along with the last installment and is secured by first priority mortgages on the vessels Star Alessia, Star Magnanimus, Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Mona, Star Flame, Star Elizabeth, Madredeus, Star Vega, Star Capoeira, Star Carioca, Star Subaru, Star Lambada, Star Macarena and Star Lutas which were part of the collateral vessels of the ING Facility.

ii) ABN Revolving Facility:

In February 2025, the Company received a credit committee approval from ABN AMRO Bank N.V. (“ABN AMRO”) for a senior secured revolving facility of an amount of up to $50,000 (the “ABN Revolving Facility”) in order to finance working capital requirements. Each facility amount provided under the ABN Revolving Facility will be repayable within one year from its drawdown date, with the option to extend repayment for an additional 12 months upon mutual agreement. The ABN Revolving Facility, will be secured by first priority mortgage on the vessels Star Eva, Star Aphrodite, Star Lydia and Star Nicole. The completion of the transaction is subject to the execution of customary definitive documentation.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term bank loans - continued:

iii) Fubon $43,000 Facility

On March 14, 2025, the Company entered into a loan agreement with Taipei Fubon Commercial Bank Co., Ltd. for a loan amount of up to $43,000 (the “Fubon $43,000 Facility”), which was drawn on March 26, 2025 in order to refinance the vessels Peloreus and Leviathan, which were previously under the ING Facility. The Fubon $43,000 Facility is repayable in 20 equal consecutive quarterly installments of $1,075 and a balloon payment of $21,500, due in March 2030, along with the last installment and is secured by first-priority mortgages on the aforementioned vessels.

Repayments

In addition to the scheduled repayments during the three-month period ended March 31, 2025 and in connection with the refinancing described above and the sale of vessels described in Note 5, the Company prepaid the following amounts: i) $35,715 corresponding to the outstanding amount of the remaining tranche of the ABN AMRO $97,150 Facility secured by the vessels Star Eva, Star Aphrodite, Star Lydia and Star Nicole, ii) $154,920 corresponding to the outstanding amount under the existing ING Facility, iii) $7,800 corresponding to the outstanding amount of the then existing SEB $39,000 Facility secured by the vessels Star Marilena, Star Borneo and Star Bueno, iv) $4,022 corresponding to the outstanding loan amount of the vessel Star Omicron under the NBG $151,085 Facility and, v) $4,551 corresponding to the outstanding loan amount of the vessel Bittern under the ESUN $100,000 Facility.

As of December 31, 2024 and March 31, 2025, the Company was required to maintain minimum liquidity, not legally restricted, of $75,500 and $75,000, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2024 and March 31, 2025, the Company was required to maintain a minimum liquidity, legally restricted (including the cash collateral required under certain of the Company’s FFAs, as described in Note 13), of $15,814 and $16,018, respectively. The increase in restricted cash is attributable to the increase in collateral required under certain of the Company’s financial instruments (Note 13).

As of March 31, 2025, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements and lease financings (Note 7), which are described in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

The principal payments required to be made after March 31, 2025 for the outstanding bank debt as of that date, are as follows:

Twelve month periods ending	Amount
March 31, 2026	$212,269
March 31, 2027	271,415
March 31, 2028	282,011
March 31, 2029	208,161
March 31, 2030	188,493
March 31, 2031 and thereafter	70,800
Total Long-term bank loans	$1,233,149
Unamortized loan issuance costs	(7,305)
Total Long-term bank loans, net	$1,225,844
Current portion of long-term bank loans	212,269
Long-term bank loans, net of current portion and unamortized loan issuance costs	1,013,575

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.	Long-term bank loans - continued:

All of the Company’s bank loans bear interest at SOFR plus a margin. The weighted average interest rate (including the margin) related to the Company’s debt including lease financings (Note 7), following a number of interest rates swaps the Company has entered into (Note 13), for the three-month periods ended March 31, 2024 and 2025 was 6.58% and 5.90%, respectively.

The amounts of “Interest and finance costs” included in the unaudited interim condensed consolidated income statements are analyzed as follows:

	Three months ended March 31,
	2024	2025
Interest on financing agreements	$20,903	$18,988
Less: Interest capitalized	(202)	(366)
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Loss (Note 13)	(1,183)	(551)
Amortization of debt (loan & lease) issuance costs	779	824
Other bank and finance charges	202	380
Interest and finance costs	$20,499	$19,275

During the three-month period ended March 31, 2025, in connection with the loan prepayments described above, the Company wrote off an amount of $822 of unamortized debt issuance costs and incurred prepayment fees of $14, which are included under “Gain/(Loss) on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period. During the three-month period ended March 31, 2024, the Company wrote off an amount of $779 of unamortized debt issuance costs, which are included along with prepayment fees of $34 under “Gain/(Loss) on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

9.	Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s preferred shares and common shares are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

During the three-month period ended March 31, 2025, the Company issued 432,869 common shares pursuant to its Performance Incentive Program discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

During the three months ended March 31, 2025, under the Share Repurchase Program, as described in the 2024 Annual Report, the Company repurchased 1,281,558 common shares in open market transactions at an average price of $15.26 per share for an aggregate consideration of $19,553 including commissions. All repurchased shares under the Share Repurchase Program were cancelled and removed from the Company’s share capital as of March 31, 2025.

Pursuant to its dividend policy, during the three-month period ended March 31, 2025, the Company declared and paid a cash dividend of $10,412 or $0.09 per common share.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

10.	Earnings per Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding for the three-month periods ended March 31, 2024 and 2025. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings per share gives effect to stock awards and restricted stock units using the treasury stock method, unless the impact is anti-dilutive.

The Company calculates basic and diluted earnings per share as follows:

	Three months ended March 31,
	2024	2025
Income :
Net income	$74,856	$462

Basic earnings per share:
Weighted average common shares outstanding, basic	83,835,611	117,210,036
Basic earnings per share	$0.89	$0.00

Effect of dilutive securities:
Dilutive effect of non vested shares	341,642	221,399
Weighted average common shares outstanding, diluted	84,177,253	117,431,435

Diluted earnings per share	$0.89	$0.00

11.	Equity Incentive Plans:

Details of the Company’s equity incentive plans and share awards granted through December 31, 2024, are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

The share-based compensation cost for the three-month periods ended March 31, 2024 and 2025, which is included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements, amounted to $2,161 and $1,619, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11.	Equity Incentive Plans - continued:

A summary of the status of the Company’s non-vested restricted shares as of March 31, 2025 and the movement during the three-month period ended March 31, 2025 is presented below.

	Number of shares	Weighted Average Grant Date Fair Value per share
Unvested as at January 1, 2025	358,791	$24.97
Granted	435,450	14.95
Vested	(435,450)	14.95
Unvested as at March 31, 2025	358,791	$24.97

As of March 31, 2025, the estimated compensation cost relating to non-vested restricted share awards not yet recognized is $3,711 and is expected to be recognized over the weighted average period of 1.13 years. During the three-month period ended March 31, 2025 the Company paid $32 for dividends to shareholders of non-vested shares.

12.	Commitments and Contingencies:

a)          Commitments:

The following tables set forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as at March 31, 2025.

Time charter party arrangements:

	Twelve month periods ending March 31,
+ inflows/ - outflows	Total	2026	2027	2028	2029	2030	2031 and thereafter
Future, minimum, non-cancellable charter revenues (1)	$158,974	$153,413	$5,561	$-	$-	$-	$-
Total	$158,974	$153,413	$5,561	$-	$-	$-	$-

(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of March 31, 2025, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels. Future inflows also include revenues deriving from index linked charter agreements using i) the index rates at the commencement date of each agreement, in compliance with ASC 842, and do not reflect relevant index charter rate information prevailing as of March 31, 2025 and ii) the remaining minimum duration of each non-cancellable time charter agreement.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.	Commitments and Contingencies - continued:

a)	Commitments - continued:

Other commitments:

	Twelve month periods ending March 31,
+ inflows/ - outflows	Total	2026	2027	2028	2029	2030	2031 and thereafter
Future minimum time charter-in hire payments (1)	(6,112)	(6,112)	-	-	-	-	-
Vessel BWTS upgrades and ESD (2)	(9,964)	(9,964)	-	-	-	-	-
Total	$(16,076)	$(16,076)	$-	$-	$-	$-	$-

(1)	The amounts represent the Company’s commitments under the existing, as of March 31, 2025, time-charter-in arrangements for third party vessels.

(2)	The amounts represent the Company’s commitments as of March 31, 2025 for installation of BWTS upgrades and ESD on its vessels to comply with environmental regulations.

The Company has outstanding commitments under vessel construction contracts as of March 31, 2025, as described in Note 5 “Vessels and other fixed assets, net and Advances for vessels under construction”.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.	Commitments and Contingencies - continued:

b)	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

The Company is involved in non-material legal proceedings and may become involved in other legal matters arising in the ordinary course of its business, principally personal injury and property casualty claims. Generally, we expect that such claims would be covered by insurance, subject to customary deductibles.

Certain routine non-material commercial claims have been asserted against the Company, or by the Company against charterers, that relate to contractual disputes with certain of our charterers. The nature of these disputes involves disagreements over losses claimed by charterers, or by the Company, during or as a result of the performance of certain charters, including, but not limited to, delays in the performance of the charters and off-hire during the charters. The related legal proceedings are at various stages of resolution.

In March 2021, the U.S. government began investigating an allegation that one of the vessels acquired pursuant to the Eagle Merger may have improperly disposed of ballast water that entered the engine room bilges during a repair. Following extensive negotiations with the U.S. government, a subsidiary of the Company has agreed to enter into a plea agreement (the “Agreement”) and plead guilty based on the principles of vicarious liability to one count alleging failure to maintain an accurate oil record book in violation of The Act to Prevent Pollution from Ships (“APPS”), pay a fine of $1,750 (for which the Company had already posted a surety bond as security for any potential fines) and serve a four-year term of probation during which eight of the Company’s vessels will be required to adhere to a monitored environmental compliance plan. The Agreement is subject to plea and sentencing proceedings before a U.S. District Court Judge in the Eastern District of Louisiana and will not be finalized until the Court has accepted the guilty plea, approved the Agreement and imposed the agreed upon sentence. The Company does not believe that this matter will have a material impact on the Company, our financial condition, or results of operations.

Currently, other than as disclosed above, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the unaudited interim condensed consolidated financial statements. In accordance with U.S. GAAP, the Company accrues for a contingent liability when it is probable that such a liability has been incurred and the amount of loss can be reasonably estimated.

The Company evaluates its outstanding legal proceedings to assess its contingent liabilities and adjusts such liabilities, as appropriate, based on management’s best judgment after consultation with counsel. There is no assurance that the Company’s contingent liabilities will not need to be adjusted in the future.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Fair value measurements and Hedging:

Fair value on a recurring basis:

Interest rate swaps

Details of the Company’s interest rate swaps are discussed in Note 18 of the Company’s consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report.

The following table summarizes the interest rate swaps in place as of March 31, 2025:

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Initial Notional	Current Notional
ING	Mar-20	Mar-20	Mar-26	0.7000%	$29,960	$19,260
ING	Jul-20	Jul-20	Jul-26	0.3700%	$70,000	$17,500

The above interest rate swaps were designated and qualified as cash flow hedges while they are in effect. The effective portion of the unrealized gains/losses from the above swaps (designated as cash flow hedges) is recorded in “Other Comprehensive Income/(Loss)” and no portion of these cash flow hedges was ineffective during the three-month period ended March 31, 2025.

Following the prepayment of the ING Facility and SEB $39,000 Facility (Note 8), the Company early terminated the following interest rate swap agreements: i) in January 2025, the one with ING for the vessels Peloreus and Leviathan which was originally set to mature in October 2025 and ii) in February 2025, the one with SEB for the vessels Star Marilena, Star Borneo and Star Bueno, which were originally set to mature in January 2026. In connection with the aforementioned unwinding of these interest rate swap agreements, during the three-month period ended March 31, 2025, the Company recorded a gain of $771, which is included under “Gain/(Loss) on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

A gain of approximately $1,083 in connection with the interest rate swaps is expected to be reclassified into earnings during the following 12-month period ending March 31, 2026 when realized.

Forward Freight Agreements (“FFAs”) and Bunker Swaps

The results of the Company’s freight derivatives and bunker swaps for the three-month periods ended March 31, 2024 and 2025 and the valuation of their open positions as at December 31, 2024 and March 31, 2025 are presented in the tables below.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

The amount of Gain/(Loss) on FFAs and bunker swaps, net and on interest rate swaps recognized in the unaudited interim condensed consolidated income statements, are analyzed as follows:

	Three Months Ended March 31,
	2024	2025
Consolidated Income Statement
Gain/(Loss) on derivative financial instruments, net
Realized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	(1,785)	52
Urealized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	975	-
Total Gain/(loss) recognized	$(810)	$52

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	1,183	551
Total Gain/(loss) recognized	$1,183	$551

Gain/(Loss) on FFAs and bunker swaps, net
Realized gain/(loss) on FFAs	(2,706)	132
Realized gain/(loss) on bunker swaps	-	714
Unrealized gain/(loss) on FFAs	(3,215)	598
Unrealized gain/(loss) on bunker swaps	-	1,486
Total Gain/(loss) recognized	$(5,921)	$2,930

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2024 and March 31, 2025, based on Level 1 quoted market prices in active markets.

		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
		December 31, 2024		March 31, 2025
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
FFAs - current	Derivatives, current asset portion	$65	$-	$817	$-
Bunker swaps - current	Derivatives, current asset portion	63	-	1,549	-
Total		$128	$-	$2,366	$-
LIABILITIES
FFAs - current	Derivatives, current liability portion	$-	$-	$153	$-
Total		$-	$-	$153	$-

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2024 and March 31, 2025, based on Level 2 observable market based inputs or unobservable inputs that are corroborated by market data.

		Significant Other Observable Inputs (Level 2)
		December 31, 2024		March 31, 2025
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$-	$2,049	$-	$976
Interest rate swaps - non-current	Derivatives, non-current asset portion	-	330	-	88
Total		$-	$2,379	$-	$1,064

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2024 and March 31, 2025 amounted to $732 and $1,217 respectively, and are included within “Restricted cash, current” in the consolidated balance sheets.

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and financing under bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of March 31, 2025, due to the variable interest rate nature thereof.

14.	Other operational gain:

During the three-month period ended March 31, 2025, the Company recorded a gain of $12,037 under “Other Operational Gain” in the unaudited interim condensed consolidated income statement. This gain primarily includes: (a) insurance proceeds of $2,298 pursuant to war risk insurance policy in connection with the prolonged detainment of one of the Company’s vessels in Ukraine in 2022; (b) the extinguishment of a $4,066 liability related to a supplier that the Company no longer is expected to require settlement; and (c) the reversal of previously accrued expenses totaling $5,200, following the Company’s determination that no further invoices would be received to settle these accruals. During the three-month period ended March 31, 2024, the Company recorded a gain of $1,617, primarily derived from various insurance claims.

15.	Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the three-month periods ended March 31, 2024 and 2025, as presented in the unaudited interim condensed consolidated income statements:

	Three months ended March 31,
	2024	2025

Time charters	$141,710	$147,861
Voyage charters	121,058	80,883
Pool revenues	(3,378)	1,906
	$259,390	$230,650

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.	Voyage revenues – continued:

As of March 31, 2025, trade accounts receivable from voyage charter agreements decreased to $19,245 from $24,512 as of December 31, 2024 and are presented under “Trade accounts receivable, net” in the consolidated balance sheets. The outstanding balance is mainly affected by the timing of commencement of revenue recognition and from the lower charter rates prevailing during the three months ended March 31, 2025. No write-off was recorded in periods presented in connection with the voyage charter agreements.

Further, as of March 31, 2025, capitalized contract fulfilment costs which are recorded under “Other current assets” decreased by $420 compared to December 31, 2024, to $4,013 from $4,433. The outstanding balance is mainly affected by the timing of commencement of revenue recognition.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $6,075 as unearned revenue related to voyages charter agreements in progress as of December 31, 2024, which were recognized in earnings in the three-month period ended March 31, 2025 as the performance obligations were satisfied in that period. In addition, the Company recorded $4,910 as unearned revenue related to voyage charter agreements in progress as of March 31, 2025, which is presented under “Deferred revenue” in the consolidated balance sheets and will be recognized in earnings within one year as the performance obligations will be satisfied.

The amount invoiced to charterers in connection with the additional revenue for scrubber-fitted vessels under time-charter contracts (included within “Time charters” in the above table) was $15,536 and $7,794 for the three-month periods ended March 31, 2024 and 2025, respectively, and did not include the fuel cost savings gained from the scrubber-fitted vessels which were employed under voyage charter agreements.

Demurrage income for the three-month periods ended March 31, 2024 and 2025 amounted to $4,342 and $2,348, respectively, and is included within “Voyage charters” in the above table.

The adjustment to Company’s revenues from the vessels operating in the CCL Pool, deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the three-month periods ended March 31, 2024 and 2025 was $(3,360) and $1,906, respectively, and is included within “Pool revenues” in the table above. Pool revenues for the three-month period ended March 31, 2024, also include other minor participation adjustments.

As discussed in Note 1, during the three-month periods ended March 31, 2024 and 2025, respectively, the Company chartered-in a number of third-party vessels, to increase its operating capacity in order to satisfy its clients’ needs. Revenues generated from those charter-in vessels during the three-month periods ended March 31, 2024 and 2025, amounted to $8,436 and $20,126, respectively, and are included in “Voyage revenues” in the consolidated income statements, out of which $3,022 and $8,549, respectively, constitute sublease income deriving from time charter agreements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.	Subsequent Events:

a)          On April 23, 2025, in connection with the sale of the vessel Strange Attractor (Note 5), the Company prepaid an amount of $3,990, corresponding to the vessel’s outstanding loan amount under the NBG $151,085 Facility.

b)          In April 2025 and May 2025, the Company agreed to sell the vessels Puffin Bulker, Star Canary, Star Petrel, Oriole and Star Georgia, respectively. On May 20, 2025, the vessel Puffin Bulker was delivered to its new owners. The vessels Star Canary and Oriole are expected to be delivered to their new owners by June 2025, while vessels Star Petrel and Star Georgia are expected to be delivered to their new owners by July 2025.

c)          On April 24, 2025 and May 6, 2025, the vessels Strange Attractor and Bittern were delivered to their new owners, respectively. Overall, in connection with the sales of the vessels (as discussed in Notes 5 and 16b), the Company expects to collect total proceeds of $80,859, make debt prepayments of $22,167 and recognize a loss on sale of approximately $8,000.

d)          In April 2025, the Company entered into a loan agreement with E.SUN for a loan amount of up to $130,000 (the “ESUN $130,000 Facility”) for the post-delivery financing of the five Kamsarmax vessels currently under construction (Note 5).  The ESUN $130,000 Facility will mature seven years after drawdown and will be secured by first priority mortgages on the five newbuilding vessels under construction.

e)          On May 14, 2025, in connection with the sale of the vessel Puffin Bulker (Note 16b), the Company prepaid an amount of $4,593, corresponding to the vessel’s outstanding loan amount under the ABN AMRO $94,100 Facility.

f)          On May 14, 2025, the Company’s Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about June 20, 2025 to all shareholders of record as of June 6, 2025.

g)          Pursuant to the Share Repurchase Program in May 2025, the Company repurchased 1,006,115 shares, in open market transactions at an average price of $16.15 per share for an aggregate consideration of $16,245.